China Fundamental Acquisition Corporation Closes Its Business Combination With Wowjoint

HONG KONG, Feb. 23 /PRNewswire-Asia/ — China Fundamental Acquisition Corporation (OTC Bulletin Board: CFQCF, CFQWF, CFQUF) ("China Fundamental" or the "Company") announces that the acquisition of Beijing Wowjoint Machinery Co., Ltd. and its associated companies (collectively, "Wowjoint") has been completed. The transaction was approved by the shareholders of China Fundamental at its extraordinary general meeting on February 12, 2010, which also approved a change of China Fundamental's name to Wowjoint Holdings Limited.

"We are pleased to have consummated the business combination with Wowjoint," stated Ms. Hope Ni, Chairman of China Fundamental, "and we look forward to working with Wowjoint's management as it seeks to take advantage of new opportunities in China's growing infrastructure sector."

About China Fundamental Acquisition Corporation
China Fundamental Acquisition Corporation is a special purpose acquisition company formed for the purpose of acquiring, through a merger, share exchange, asset acquisition, reorganization or other similar business combination, or contractual arrangements, an operating business, or control of such operating business, that has its principal operations located in the People's Republic of China, including Hong Kong and Macau. China Fundamental completed its initial public offering on May 21, 2008.

About Wowjoint
Wowjoint is a leading provider of customized duty heavy lifting and carrying machinery used in such large scale infrastructure projects as railway, highway and bridge constructions. Wowjoint's main products lines include launching gantries, tyre trolleys, special carriers and marine hoists. The company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers.

Forward Looking Statements
This press release includes "forward-looking statements" within the meaning of the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: uncertainties as to the timing of the acquisition of Wowjoint; the satisfaction of closing conditions to the transaction; costs related to the acquisition; potential liability from the future litigation; and the diversion of the management time on the acquisition and integration related issues. Actual results may differ materially from those contained in the forward-looking statements in this communication and in documents submitted to the U.S. Securities and Exchange Commission (the "SEC"). China Fundamental undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.

China Fundamental and Wowjoint caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in China Fundamental's most recent filings with the SEC. All subsequent written and oral forward-looking statements concerning China Fundamental, Wowjoint, the business combination, the related transactions or other matters and attributable to China Fundamental or Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint and China Fundamental do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For more information, please contact:

    China Fundamental Acquisition Corporation
      Hope Ni, Chairman of the Board, or
      Chun Yi Hao, Chief Executive Officer
      Tel:   +852-2169-6390
      Email: chinafundamental@gmail.com

SOURCE  About China Fundamental Acquisition Corporation